SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 3)

Stewart Enterprises
 (Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

860370-10-5
(CUSIP Number)

                                    December 29, 2000
 (Date of Event Which Requires Filing of this Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 860370-10-5

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only) Frank B. Stewart, Jr.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .......................................................................................................
(b) .......................................................................................................

_____ _____

3)	SEC Use Only

4)	Citizenship or Place of Organization United States of America

Number of Shares Bene- ficially Owned by Each Reporting Person With	(5) Sole Voting Power ................................... 6,483,844 shares - Class A
                                                                              3,555,020 shares - Class B
                                                                              (convertible into equal
                                                                                 number of Class A)
(6) Shared Voting Power ...............................        448,000 shares - Class A
(7) Sole Dispositive Power .............................      6,494,559 shares - Class A
                                                                              3,555,020 shares - Class B
                                                                              (convertible into equal
                                                                                number of Class A)
(8) Shared Dispositive Power ......................... 448,000 shares - Class A

9)	Aggregate Amount Beneficially Owned by Each Reporting Person .............................................	6,942,559 shares - Class A 3,555,020 shares - Class B

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) .........

11)	Percent of Class Represented by Amount in Row (9) .........................................................	6.7% - Class A 100.0% - Class B

12)	Type of Reporting Person (See Instructions) .........	IN

 Item 1(a).         Name of Issuer:

 Stewart Enterprises, Inc.

 Item 1(b).        Address of Issuer's Principal Executive Offices:

110 Veterans Memorial Boulevard
Metairie, Louisiana 70005

 Item 2(a).        Name of Person Filing:

Frank B. Stewart, Jr.

 Item 2(b).        Address of Principal Business Office:

110 Veterans Memorial Boulevard
Metairie, Louisiana 70005

 Item 2(c).        Citizenship:

 United States of America

 Item 2(d).        Title of Class of Securities:

Class A Common Stock, no par value and
Class B Common Stock , no par value

 Item 2(e).        CUSIP Number:

 860370-10-5

Item 3.             If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act
(b) [ ] Bank as defined in section 3(a)(6) of the Act
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act

(d) [ ] Investment company registered under section 8 of the
          Investment Company Act
(e) [ ] Investment adviser in accordance with Section 203
          of the Investment Advisers Act of 1940
(f) [ ]  Employee benefit plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
          Security Act of 1974 or Endowment Fund; see
          section 240.13d-1(b)(1)(ii)(F)
(g) [ ] Parent holding company or control person in accordance with Sections 240.13d-1(b)(1)(ii)(G) (Note: See Item 7)
(h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

 Item 4.         Ownership.

(a)	Amount Beneficially Owned ..................................	6,942,559 shares - Class A 3,555,020 shares - Class B
(b)	Percent of Class ....................................................	6.7% - Class A 100.0% - Class B
(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote ...........	6,483,844 shares - Class A 3,555,020 shares - Class B
(ii)	shared power to vote or to direct the vote .......	448,000 shares - Class A
(iii)	sole power to dispose or to direct the disposition of ...............................................	6,494,559 shares - Class A 3,555,020 shares - Class B
(iv)	shared power to dispose or to direct the disposition of ...............................................	448,000 shares - Class A

Item 5.         Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                    The Frank B. Stewart, Jr. Foundation (a non-profit corporation) has the right to receive dividends from, and proceeds from the sale of, 448,000 shares owned by it with respect to which Mr. Stewart shares voting and investment power.

 Item 7.       Identification and Classification of the Subsidiary Which Acquired the
                    Security Being Reported on by the Parent Holding Company.

                     Not applicable

Item 8.         Identification and Classification of Members of the Group.

                     Not applicable

Item 9.         Notice of Dissolution of Group.

                     Not applicable

Item 10.        Certifications.

                      Not applicable

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2001 Date	/s/ Frank B. Stewart, Jr. Frank B. Stewart, Jr.